UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

RiT TECHNOLOGIES **NEWS**

FOR IMMEDIATE RELEASE

CONTACT: Daniel Erdreich
Chief Financial Officer
+972-3-766-6485
dannye@rit.co.il

PORTFOLIO PR CONTACTS: Paul Holm/Leon Zalmanov
212-736-9224
pholm@portfoliopr.com / lzalmanov@portfoliopr.com

RiT RECEIVES INITIAL PAIRVIEW™ ORDER FROM MTNL, SECOND LARGEST TELCO IN INDIA

-- Order Extends Company's Foothold in India's Telco Market --

Tel Aviv, Israel – May 21, 2002 – RiT Technologies (NASDAQ: RITT) today announced that it has received an initial order from Delhi MTNL, a division of the second largest telco in India. The strategic order is for pilot PairView™ Outside Plant Management equipment to be delivered during the second quarter of 2002. The order was secured after a protracted tender process in which PairView was ranked highest among the systems proposed.

MTNL operates in the densely populated Delhi and Mumbai regions of India. Its Delhi subsidiary serves approximately 10 million subscribers, while its Mumbai subsidiary serves four million subscribers.

Commenting on the news of the order from a RiT distributor, Liam Galin, President and CEO, said, "This strategic order extends our foothold in India, a very large market that offers a long-term potential. MTNL chose PairView based on its proven success in the networks of major operators throughout the world, such as Deutsche Telekom, Telmex and a major US ILEC. For these and other telcos, PairView has delivered substantial operational benefits, resulting in a documented payback period of six months or less."

"MTNL is now ready to begin a pilot Outside Plant Management program, an initial step which we believe will lead to additional PairView orders for the Delhi region. We are confident that PairView will deliver the results that MTNL is looking for, and that the success of the pilot program will serve as an important reference for our sales and marketing efforts throughout India and the Far East."

— MORE —

About RiT Technologies

RiT leverages its unique technology for integrated network management solutions to improve network performance and maximize the return of telecom and datacom physical layer network investments. RiT's **PairView™** and **PairQ™** target the telecommunication outside plant network management market, estimated at a potential of $1-2 B, and improves telco's ability to provision high bandwidth services (xDSL). PairQ enables mass-qualification of telco copper infrastructure, improving deployment and the margins of providing DSL services. RiT's **PatchView for the Enterprise™** advanced solution targets the enterprise management market, estimated at $7.5 B/yr. RiT's **PatchView™** and **SMART Cabling™** systems target the enterprise LAN wiring market, estimated as $5-6 B/yr.

RiT's sales network spans 50 countries. Key customers include major global telecommunications companies and enterprises, like Deutsche Telekom, Alcatel, TELMEX, TELENOR, American Express, The New York Mercantile Exchange (NYMEX), and ING Barings. RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.RiTtech.com.

###

This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: June 4, 2002

By: ______________________

Liam Galin
President, Chief Executive Officer
and Director